Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

Itaú Unibanco Holding S.A.(“Company”), in accordance with the provision in Article 157, paragraph 4 of Law No. 6,404/76, and in Instruction No. 358/02 of the Comissão de Valores Mobiliários (“CVM”), informs its stockholders and the market in general that it was approached again by Fundação Antônio e Helena Zerrenner – Instituição Nacional de Beneficência (“FAHZ”), which notified that it wish to sell, by means of an auction, under the terms of CVM Instruction No. 168/91, up until 9 million common shares issued by the Company traded on B3 - Brasil, Bolsa, Balcão, at the initial price of R$37.00 per share.

The Company informs that it is interested in participating in this auction to buy its own common shares in the scope of its stock buyback program approved at the meeting of the Board of Directors held on December 15, 2017.

The auction will take place on December 22, 2017, in accordance with CVM Instruction No. 168/91 and, therefore, other interested entities may take part in the above mentioned auction.

The main purpose of the process of acquisition, by the Company, of its own common shares is to optimize the allocation of capital by means of the efficient investment of the resources available.

Finally, the Company emphasizes that possible acquisitions of shares will comply with the provision in Article 13, paragraph 3, of CVM Instruction No. 358/02 and will be duly reported in the monthly trading report under the terms of Article 11 and paragraphs of CVM Instruction 358/02.

São Paulo-SP, December 21, 2017.

Alexsandro Broedel Lopes

Group Executive Finance Director and Investor Relations Officer